UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 29 July 2021

Financial information at 30 June 2021

Revenue growth acceleration in Q2 and near stable EBITDAaL

•  Very strong sales momentum across the Group

•  Material impact on net income from accounting recognition of asset impairments in Spain

•  Growth drivers allow the Group to confirm its 2023 objectives

In millions of euros	2Q 2021	change comparable basis	change historical basis	6M 2021	change comparable basis	change historical basis
Revenues	10,551	2.6%	1.7%	20,867	1.5%	0.5%
EBITDAaL	3,272	(0.4)%	(1.2)%	5,837	(0.4)%	(1.3)%
Operating Income				(1,752)	na	na
Consolidated net income				(2,605)		na
eCAPEX (excluding licenses)	2,085	33.2%	32.3%	3,845	22.8%	21.9%
EBITDAaL - eCAPEX	1,187	(31.0)%	(31.6)%	1,992	(27.0)%	(27.8)%
Organic cash-flow (telecom activities)				840		229.3%

•  Revenue up 2.6% [1] in Q2 2021:

-      sharp rebound in equipment sales and sustained performance in services

-      outstanding performance in Africa & Middle East at +14.4%

-      Europe excluding Spain +6.1%, decline in Spain limited to -2.7% compared to -7.4% in Q1

-      Enterprise accelerating at +2.3% thanks to revenues from IT and Integration services

-      France slightly lower at -0.7%

•  Excellent commercial performance:

-      11.2 million convergent customers

-      10.3 million fiber (FTTH) customers out of 51.8 million connectable households. The FTTH client base rose 28% year on year, driven in particular by France and Poland

-      Close to 1 million 5G customers with 5G offers available in six countries

•  EBITDAaL down slightly by 0.4%, penalized by less co-financing received in France

•  Operating income was -1,752 million euros at 30 June 2021 compared to +2,220 million euros at 30 June 2020 due to goodwill impairments in Spain of 3,702 million euros reflecting the downward revision of the short-term outlook

•  Consolidated net income was -2,605 million euros

•  eCAPEX rose sharply: +33.2% in Q2 2021 after a slowdown in investments in Q2 2020. It was +22.8% in the first half, driven by investments in fiber and in Africa & Middle East, in line with the objectives for 2021

•  Organic cash flow from telecom activities of 840 million euros in H1 2021 (up 585 million euros compared to H1 2020 on a historical basis) despite the strong increase in eCAPEX, tied to the normalization of WCR penalized in 2020 by support measures for partners.

Outlook for 2021

The Group is maintaining its financial objectives for 2021 as announced on 18 February 2021, namely:

•  stable but negative EBITDAaL

•  eCAPEX of 7.6-7.7 billion euros

•  organic cash flow from telecom activities of over 2.2 billion euros

•  net debt/EBITDAaL ratio for telecom activities remaining at around 2x in the medium term.

As a reminder, these targets take into account the allocation of the 2.2 billion-euro tax refund received at the end of 2020 after the French Council of State found in the Group’s favor in a long-running tax dispute, which is intended to generate long-term added value for the Group but will have an impact on objectives in the short term.

Dividend

Orange will make an interim dividend payment of 0.30 euros in cash on 15 December 2021.
In respect of the 2021 financial year, a dividend of 0.70 euros per share will be proposed to the 2022 Shareholders’ Meeting.

Commenting on the publication of these results, Stéphane Richard, Chairman and Chief Executive Officer of the Orange group, said:

"During the second quarter the Orange Group’s growth accelerated, driven in particular by our outstanding performance in Africa and Middle East. In France our consumer market commercial results bear witness to our resilience and have contributed to the near stabilisation of EBITDAal, in a context of the accelerated transformation of our business model from copper to fiber.

The Enterprise market, whose transformation towards IT & integration services continues, is also experiencing strong momentum thanks to revenues from Cybersecurity, Cloud and Digital & Data. In Spain, where the overall context has worsened obliging us to book a significant impairment to the value of our assets, the new management team has set in motion its strategy to reposition our offers and the commercial performance is positive.

In line with our Engage 2025 strategic plan, the Group’s vision remains firmly focused on creating long-term value for all of our stakeholders.  Our growth engines - Africa and the Middle East, Europe, the B2B market, cyberdefence, banking and our infrastructure - all have good momentum and we’re beginning to gather the fruits of our investments. This allows us to reiterate with confidence our objectives for 2023."

_________________________

On 28 July 2021, Orange SA’s Board of Directors reviewed the consolidated half-year financial statements and management report for the period ended 30 June 2021. In accordance with auditing standards, the Group's auditors conducted a limited review of the half-year accounts and verified the information given in the half-year management report.

More detailed information on the Group’s financial results and performance indicators is available on the Orange website https://www.orange.com/en/consolidated-results.

Comments on Group key figures

Revenues

Orange group revenues were 20.9 billion euros in the first half of 2021, up 1.5% year on year on a comparable basis. Growth was fueled in particular by equipment sales, which were up 18.4%, and IT and integration services, which rose 8.1%. As a result of the partial continuation of travel restrictions, roaming is only picking up slightly.

Customer base growth

There were 11.2 million convergent customers across the Group at 30 June 2021, an increase of 3.4% year on year.

Mobile services had 218.4 million access lines at 30 June 2021, up 5.0% year on year, including 78.8 million contracts, an increase of 4.9% compared to a year ago.

Fixed services totaled 44.8 million access lines at 30 June 2021 (down 0.8% year on year), including 10.8 million very high-speed broadband access lines which continue their strong growth (+27.6% year on year and nearly 512,000 net additions during the quarter). Fixed narrowband access lines were down 13.5% year on year.

Mobile financial services had nearly 1.6 million customers in Europe and 0.6 million customers in Africa.

EBITDAaL

Group EBITDAaL was 5.84 billion euros in the first half of 2021, down 0.4%. Excluding co-financing, it would have increased, due in particular to savings in overheads and lower trade receivable provisions.

EBITDAaL benefited from excellent performances in Africa & Middle East (+17.0%) and Europe excluding Spain (+4.7%) but was affected by the sharp decline in Spain (-16.2%) and the slight decrease in France, mainly due to lower co-financing received (-2.2%).

EBITDAaL from telecom activities was 5.89 billion euros, down -0.7%.

Operating income

In the first half of the year, Group operating income recorded a loss of 1,752 million euros, compared to a profit of 2,220 million euros on a comparable basis at 30 June 2020.

This decrease is mainly due to the recognition of a goodwill impairment in Spain of 3,702 million euros, following the update by the Group of its strategic plan, which resulted in the review of key operating assumptions and the establishment of new business plans across all Group operating activities. The downward revision of the business plan in Spain reflects an increasingly competitive environment, marked by the decline in average revenue per user and the expected lag in economic recovery due to uncertainties regarding the continuation of the health crisis.

Net income

At 30 June 2021, Orange’s consolidated net income was -2,605 million euros, compared with +1,015 million euros at 30 June 2020, on a historical basis. This change mainly reflects the decrease in operating income.

eCAPEX

Group eCAPEX was 3,845 million euros in the first half of 2021, up 22.8% due to the acceleration of investments in networks, particularly in fiber in France and Africa. This remains in line with the Group’s objectives for the full-year 2021.

At 30 June 2021, Orange had 51.8 million households with fiber connectivity worldwide (up 22.4% year on year). The number of connectable households in France was up 35.5% at 26.1 million.

Organic cash flow

Organic cash flow from telecom activities stood at 840 million euros in the first half of 2021, compared to 255 million euros in the first half of 2020, despite the strong increase in eCAPEX. This change is mainly due to the sharp decrease in the variation in working capital requirements compared to the first half of 2020, which was marked in particular by the support measures undertaken by the Group with regard to its partners in France, while the first half of 2020 is gradually getting back to normal.

Changes in asset portfolio

There were no significant changes in the asset portfolio in Q2 2021.

Net financial debt

The Orange group’s net financial debt totaled 25.3 billion euros at 30 June 2021, up by 1,855 million euros compared with 31 December 2020. The change in debt in the first half of 2021 is mainly attributable to the seasonality of activity, the payment of the balance of the 2020 dividend and the increase in the Group’s stake in Orange Belgium.

The ratio of "net financial debt to EBITDAaL for telecom activities" stood at 1.99x at 30 June 2021. This is in line with the objective of a net debt to EBITDAaL ratio for telecom activities of about 2x in the medium term.

Growth drivers

The very good commercial performance this quarter validates the Group’s strategy, which is based on several growth drivers that are now fully functional and have begun to bear fruit.

In addition to its network leadership and the quality of its customer service, which are crucial competitive advantages, Orange has several other drivers of growth and transformation in the Group that will create lasting value:

•  Africa & Middle East, where Orange has built a key growth region over the past twenty years thanks to a value-oriented asset management policy combined with rigorous operational management, which has substantial value creation potential by 2023. In the Africa & Middle East segment, Orange anticipate a compound annual revenue growth rate of around 6% from now to 2023, with double-digit EBITDAaL growth and organic cash flow growth that will be faster than that of EBITDAaL;

•  Orange Business Services & Orange Cyberdefense are continuing their transformation into a "network native digital services company" with IT and integration services now accounting for over 40% of the total revenue of these activities alongside ongoing cost optimization efforts. Orange Business Services will return to sustainable revenue growth and the Group anticipates compound annual growth rate of around 2% in 2022 and 2023, as well as a return to growth in EBITDAaL in 2022 and an acceleration in 2023. For Orange Cyberdefense, the Group is aiming for market-beating double-digit revenue growth, and a medium-term operating margin in line with that of the market and approximately twice the current margin;

•  Europe will remain a solid growth driver despite the current difficulties in Spain thanks to the success of convergent offers and the deployment of very high-speed fixed broadband in the other six countries in the region, where we are targeting a compound annual EBITDAaL growth rate of around 5%. For all our Europe segment countries, including Spain, the Group expects EBITDAaL growth of around 150 million euros over the 2020-2023 period, equivalent to a compound annual growth rate of approximately 2%. In Spain, we expect a return to growth in EBITDAaL in 2023 and in organic cash flow starting in 2022;

•  Orange Bank, whose launch demonstrated the Group’s ability to diversify its activities, has already won the volume challenge with more than two million B2B and B2C customers in Europe and Africa and is also well on track to win the value challenge as well with paid offers accounting for more than 90% of new customers in France and loans granted to more than 60% of customers in Africa. This improvement should continue, enabling the bank to contribute to the Group’s growth toward the end of 2024, when it should reach breakeven;

•  Finally, Group infrastructure assets, first and foremost fixed, which are unrivaled in terms of both their coverage and the value they deliver. Orange, a pioneer in the deployment of fiber, has close to 50 million connectable households in Europe at 30 June 2021 giving it a significant lead over all of its peers. This leading position is based on massive investments with nearly 13 billion euros of gross investments in FTTH in Europe over the last ten years. Our lead in fiber allows us to confirm our commitment to reducing eCAPEX from 2022 and achieving an eCAPEX to consolidated revenue ratio of around 15% by the end of 2023.

Review by operating segment

France

In millions of euros	2Q 2021	change comparable basis	change historical basis	6M 2021	change comparable basis	change historical basis
Revenues	4,546	(0.7)%	(1.0)%	8,950	(0.5)%	(0.8)%
Retail services	2,695	0.4%	0.4%	5,383	0.1%	0.1%
Convergence	1,163	2.9%	2.9%	2,317	2.2%	2.2%
Mobile Only	563	1.2%	0.8%	1,122	0.2%	(0.1)%
Fixed Only	968	(2.8)%	(2.6)%	1,944	(2.3)%	(2.1)%
Wholesale	1,434	(5.6)%	(6.6)%	2,720	(4.2)%	(5.3)%
Equipment sales	254	23.4%	23.4%	523	14.2%	14.2%
Other revenues	163	(2.7)%	(2.4)%	325	1.9%	2.1%
EBITDAaL				3,181	(2.2)%	(3.6)%
EBITDAaL / Revenues				35.5%	(0.6 pt)	(1.0 pt)
Operating Income				1,548	2.7%	(0.5)%
eCAPEX				2,171	31.8%	32.8%
eCAPEX / Revenues				24.3%	5.9 pt	6.1 pt

Excellent commercial performance

Orange France posted a decline in revenue of 0.7% in Q2 2021. Excluding the base effect of the co-financing received, revenue would have increased.

Revenue from retail services grew 0.4% due to the very good commercial performance at the same time from fiber, mobile and convergent services. Excluding STN, revenue from retail services was up 2.6% year on year and accelerated compared to the first quarter.

Equipment sales rose strongly, benefiting from the reopening of Orange stores, the appeal of 5G and the effect of the comparable basis being against a 2Q in 2020 penalized by the first lockdown.

Revenue from wholesale services was down, mainly due to lower volumes of co-financing received from third-party operators.

On a commercial level, convergent ARPO continued to grow, rising 0.50 euros year on year, despite the drop in roaming and content-related revenue.

With +142,000 net additions during the quarter, mobile contracts (excluding M2M) delivered an excellent performance.

Fiber continued to post very good commercial results with +353,000 net additions during the quarter. Over one year, Orange recorded nearly 1.5 million new FTTH customers, a 39.5% increase.

EBITDAaL for the first half of 2021 was down 2.2%, penalized mainly by a reduction in co-financing received.

Europe

In millions of euros	2Q 2021	change comparable basis	change historical basis	6M 2021	change comparable basis	change historical basis
Revenues	2,581	1.8%	1.5%	5,164	(0.3)%	(1.2)%
Retail services	1,724	(2.1)%	(2.3)%	3,451	(3.3)%	(4.0)%
Convergence	672	(1.4)%	(1.5)%	1,337	(2.5)%	(2.9)%
Mobile Only	715	(3.6)%	(3.9)%	1,434	(5.3)%	(6.0)%
Fixed Only	256	(3.4)%	(3.7)%	522	(3.3)%	(4.5)%
IT & Integration services	81	11.0%	10.5%	158	9.4%	7.2%
Wholesale	472	(0.2)%	(0.4)%	926	(2.0)%	(2.8)%
Equipment sales	349	26.8%	24.9%	718	20.0%	17.5%
Other revenues	36	42.1%	41.5%	70	0.9%	(0.6)%
EBITDAaL				1,359	(5.9)%	(6.8)%
EBITDAaL / Revenues				26.3%	(1.6 pt)	(1.6 pt)
Operating Income				(3,584)	na	na
eCAPEX				870	15.2%	14.4%
eCAPEX / Revenues				16.8%	2.3 pt	2.3 pt

Contrasting situation with a continued decline in Spain and a good performance in Other European countries

Revenue in Europe (including Spain, Poland, Belgium and Luxembourg, Romania, Slovakia and Moldova) was up again in Q2 2021, thanks to the very good performance delivered by all countries in the region, excluding Spain. Revenue in other European countries was up 6.1% with excellent performances delivered in Belgium & Luxembourg and in Central Europe, both of which rose 7.5%. Spain posted a limited decline of 2.7%.

Retail services remained down due to Spain but with strong growth in other countries. Equipment sales experienced a very strong rebound. Wholesale services were virtually stable.

The Europe region achieved very good commercial performances in Q2 2021 with +90,000 net mobile contract additions excluding M2M and +98,000 net FTTH additions.

The decrease in EBITDAaL in the first half of 2021 is attributable to the difficulties in Spain. The other countries all posted significant growth. Poland (+4.3%), Belgium & Luxembourg (+8.7%) and Central European countries (+2.8%) were mainly driven by momentum in retail services.

In Spain, revenue continued to decline in Q2, but to a lesser extent than in previous quarters. Retail services were down 8.3% year on year due to the drop in ARPO, a slight improvement in trend however compared to Q1. Wholesale services were almost stable at -0.5% while equipment sales rebounded sharply (+35.6%).

The repositioning of offers enabled Spain to continue to post positive a commercial performance for the fourth consecutive quarter, with +9,000 net additions in convergent services, +36,000 net additions in mobile contracts excluding M2M and +28,000 net additions in FTTH.

Africa & Middle East

In millions of euros	2Q 2021	change comparable basis	change historical basis	6M 2021	change comparable basis	change historical basis
Revenues	1,555	14.4%	11.0%	3,043	10.7%	6.9%
Retail services	1,359	15.8%	12.2%	2,660	12.8%	8.8%
Mobile Only	1,192	15.4%	11.4%	2,329	11.9%	7.6%
Fixed Only	158	18.0%	15.5%	318	19.9%	17.9%
IT & Integration services	9	32.4%	110.0%	13	1.6%	24.6%
Wholesale	157	0.6%	(2.8)%	310	(5.6)%	(9.3)%
Equipment sales	30	42.2%	49.5%	54	28.8%	34.3%
Other revenues	9	8.8%	3.8%	18	0.7%	(4.3)%
EBITDAaL				1,051	17.0%	12.4%
EBITDAaL / Revenues				34.5%	1.9 pt	1.7 pt
Operating Income				579	33.0%	27.0%
eCAPEX				525	21.0%	16.9%
eCAPEX / Revenues				17.2%	1.5 pt	1.5 pt

Exceptional performance in acceleration

Africa & Middle-East posted exceptional double-digit revenue growth in Q2 2021, led by voice, mobile data, fixed broadband and Orange Money.

Carried by strong commercial momentum, Q2 growth was double that of Q1. With the exception of the Central African Republic, all countries were up, including 13 which posted growth of more than 10% (out of 16 consolidated countries).

The mobile customer base grew 7.0% year on year to 132.2 million customers.

The number of fixed broadband customers grew 29.6% year on year to 1.9 million customers.

Orange Money continued its strong growth (+22.2%). The customer base grew to 22.6 million active customers, a 15.4% increase year on year.

EBITDAaL in H1 2021, which was up 17.0%, grew faster than revenue for the sixth consecutive quarter.

Enterprise

In millions of euros	2Q 2021	change comparable basis	change historical basis	6M 2021	change comparable basis	change historical basis
Revenues	1,932	2.3%	0.4%	3,840	1.3%	(0.5)%
Fixed Only	916	(5.3)%	(6.9)%	1,834	(4.5)%	(6.3)%
Voice	281	(12.9)%	(13.7)%	569	(9.0)%	(10.0)%
Data	636	(1.5)%	(3.5)%	1,265	(2.4)%	(4.6)%
IT & Integration services	796	10.8%	7.8%	1,565	8.6%	6.1%
Mobile [2]	220	8.7%	8.7%	440	3.4%	3.4%
Mobile Only	161	0.7%	(0.2)%	318	(1.6)%	(2.7)%
Wholesale	10	(15.6)%	(15.6)%	21	0.3%	0.3%
Equipment sales	49	59.3%	66.6%	101	24.6%	30.2%
EBITDAaL				484	(0.5)%	2.7%
EBITDAaL / Revenues				12.6%	(0.2 pt)	0.4 pt
Operating Income				295	4.8%	10.4%
eCAPEX				157	(8.0)%	(9.9)%
eCAPEX / Revenues				4.1%	(0.4 pt)	(0.4 pt)

Accelerated revenue growth due to a good performance in IT and integration services

Continuing the trend seen for several quarters, growth accelerated in the Enterprise segment thanks to a strong increase in IT and integration services revenues (+10.8%), driven by revenues from Cybersecurity, Cloud services and Digital & Data.

Mobile [2] was up 8.7%, mainly due to the recovery of equipment sales.

Traditional voice services declined sharply compared to Q2 2020, when their use exploded during the lockdown period. Data remains under pressure.

Enterprise EBITDAaL was virtually stable at -0.5% in the first half of 2021, after being heavily affected in 2020 by the health crisis.

International Carriers & Shared Services

In millions of euros	2Q 2021	change comparable basis	change historical basis	6M 2021	change comparable basis	change historical basis
Revenues	379	6.7%	6.7%	743	2.0%	2.0%
Wholesale	267	2.8%	3.3%	522	(1.9)%	(1.4)%
Other revenues	112	17.4%	16.1%	221	12.4%	11.2%
EBITDAaL				(182)	(23.6)%	(1.7)%
EBITDAaL / Revenues				(24.5)%	(4.3 pt)	0.1 pt
Operating Income				(514)	(64.4)%	(49.0)%
eCAPEX				110	0.5%	(10.8)%
eCAPEX / Revenues				14.8%	(0.2 pt)	(2.1 pt)

Revenue from International Carriers and Shared Services grew 6.7%.

Services to international carriers, whose activities had been severely impacted by the health crisis in Q2 2020, have returned to growth due to the partial lifting of restrictions on international travel.

Other revenue growth accelerated thanks to Orange Marine, driven by its new Survey activities and the strong upturn in cable laying. Content-related revenues returned to growth thanks in particular to the reopening of French movie theaters in May.

EBITDAaL was down over the half year, mainly due to the increase in advertising and marketing costs related to the 2024 Olympic Games.

Mobile Financial Services

In millions of euros	6M 2021	change comparable basis	change historical basis
Net Banking Income (NBI)	53	57.1%	57.1%
Cost of bank credit risk	(14)	26.5%	26.5%
Operating Income	(77)	14.8%	11.9%
eCAPEX	13	(18.5)%	(8.9)%

The net banking income of Mobile Financial Services was up 19 million euros in the first half of 2021 thanks to the development of value-added offers and the integration of Anytime.

In Europe, Mobile Financial Services had nearly 1.6 million customers as of 30 June 2021.

In France, the share of new customer relationships made through paid offers reached 95% in the first half of 2021 compared with 64% in H1 2020.

In the Cote d’Ivoire, the Orange Bank Africa customer base continued to grow with a total of 575,000 customers barely one year after its launch of which over 60% have taken out a loan.

Calendar of upcoming events

26 October 2021 - Publication of third-quarter 2021 results

Contacts

press: +33 1 44 44 93 93 Sylvain Bruno sylvain.bruno@orange.com Tom Wright tom.wright@orange.com Caroline Cellier caroline.cellier@orange.com actionnaires individuels : 0 800 05 10 10 financial communication: +33 1 44 44 04 32
(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Samuel Castelo
samuel.castelo@orange.com

Aurélia Roussel
aurelia.roussel@orange.com

Andrei Dragolici
andrei.dragolici@orange.com

Louise Racine
louise.racine@orange.com

Disclaimer

This press release contains forward-looking statements about Orange’s financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 17 March 2021 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 18 March 2021 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: financial key indicators

Quarterly data

In millions of euros	2Q 2021	2Q 2020 comparable basis	2Q 2020 historical basis	variation comparable basis	change historical basis
Revenues	10,551	10,288	10,375	2.6%	1.7%
France	4,546	4,577	4,593	(0.7)%	(1.0)%
Europe	2,581	2,535	2,544	1.8%	1.5%
Africa & Middle-East	1,555	1,359	1,401	14.4%	11.0%
Enterprise	1,932	1,889	1,925	2.3%	0.4%
International Carriers & Shared Services	379	355	355	6.7%	6.7%
Intra-Group eliminations	(441)	(426)	(441)
EBITDAaL (1)	3,272	3,286	3,312	(0.4)%	(1.2)%
o/w Telecom activities	3,300	3,326	3,350	(0.8)%	(1.5)%
As % of revenues	31.3%	32.3%	32.3%	(1.1 pt)	(1.0 pt)
o/w Mobile Financial Services	(28)	(40)	(38)	29.2%	25.3%
eCAPEX	2,085	1,565	1,576	33.2%	32.3%
o/w Telecom activities	2,079	1,556	1,567	33.6%	32.6%
as % of revenues	19.7%	15.1%	15.1%	4.6 pt	4.6 pt
o/w Mobile Financial Services	6	9	8	(29.3)%	(21.5)%
EBITDAaL - eCAPEX	1,187	1,721	1,737	(31.0)%	(31.6)%

30 June data

In millions of euros	6M 2021	6M 2020 comparable basis	6M 2020 historical basis	variation comparable basis	change historical basis
Revenues	20,867	20,553	20,769	1.5%	0.5%
France	8,950	8,992	9,024	(0.5)%	(0.8)%
Europe	5,164	5,181	5,229	(0.3)%	(1.2)%
Africa & Middle-East	3,043	2,748	2,845	10.7%	6.9%
Enterprise	3,840	3,789	3,859	1.3%	(0.5)%
International Carriers & Shared Services	743	729	728	2.0%	2.0%
Intra-Group eliminations	(873)	(885)	(916)
EBITDAaL (1)	5,837	5,859	5,914	(0.4)%	(1.3)%
o/w Telecom activities	5,893	5,933	5,985	(0.7)%	(1.5)%
As % of revenues	28.2%	28.9%	28.8%	(0.6 pt)	(0.6 pt)
France	3,181	3,252	3,301	(2.2)%	(3.6)%
Europe	1,359	1,444	1,457	(5.9)%	(6.8)%
Africa & Middle-East	1,051	898	935	17.0%	12.4%
Enterprise	484	486	471	(0.5)%	2.7%
International Carriers & Shared Services	(182)	(148)	(179)	(23.6)%	(1.7)%
o/w Mobile Financial Services	(56)	(75)	(72)	24.8%	21.7%
Operating Income	(1,752)	2,220	2,250	na	na
o/w Telecom activities	(1,676)	2,309	2,337	na	na
o/w Mobile Financial Services	(77)	(90)	(87)	14.8%	11.9%
Consolidated net income	(2,605)		1,015		na
Net income attributable to equity owners of the Group	(2,769)		927		na
eCAPEX	3,845	3,131	3,156	22.8%	21.9%
o/w Telecom activities	3,832	3,115	3,142	23.0%	22.0%
as % of revenues	18.4%	15.2%	15.1%	3.2 pt	3.2 pt
o/w Mobile Financial Services	13	16	14	(18.5)%	(8.9)%
EBITDAaL - eCAPEX	1,992	2,727	2,758	(27.0)%	(27.8)%
Organic cash-flow (telecom activities)	840		255		229.3%

(1) EBITDAaL adjustments are described in Appendix 2.

In millions of euros	30 June 2021	At 31 Dec. 2020
Net financial debt (1)	25,344	23,489
Ratio of financial debt / EBITDAaL from telecom activities (2)	1.99	1.83

(1) Net financial debt as defined and used by Orange does not include Mobile Financial Services activities, for which this concept is not relevant.

(2) The ratio of net financial debt to EBITDAaL for telecom activities is calculated as the ratio of the Group’s net financial debt compared to EBITDAaL for telecom activities calculated over the previous 12 months.

Appendix 2: adjusted data to income statement items

Quarterly data

	2Q 2021			2Q 2020 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	10,551	-	10,551	10,375	-	10,375
External purchases	(4,391)	(1)	(4,392)	(4,168)	(0)	(4,168)
Other operating income	176	-	176	135	-	135
Other operating expense	(127)	(11)	(138)	(188)	(172)	(361)
Labor expenses	(2,205)	(17)	(2,222)	(2,147)	(14)	(2,161)
Operating taxes and levies	(307)	(31)	(338)	(317)	-	(317)
Gains (losses) on disposal of fixed assets, investments and activities	na	5	5	na	2	2
Restructuring costs	na	(139)	(139)	na	(7)	(7)
Depreciation and amortization of financed assets	(21)	-	(21)	(12)	-	(12)
Depreciation and amortization of right-of-use assets	(372)	-	(372)	(335)	-	(335)
Impairment of right-of-use assets	-	(60)	(60)	-	(6)	(6)
Interests expenses on liabilities related to financed assets	(0)	0	na	(0)	0	na
Interests expenses on lease liabilities	(31)	31	na	(29)	29	na
EBITDAaL	3,272	(222)	na	3,312	(167)	na
Significant litigation	(35)	35	na	(169)	169	na
Specific labour expenses	(14)	14	na	(11)	11	na
Fixed assets, investments and business portfolio review	5	(5)	na	2	(2)	na
Restructuring program costs	(199)	199	na	(13)	13	na
Acquisition and integration costs costs	(11)	11	na	(6)	6	na
Interests expenses on liabilities related to financed assets	na	(0)	(0)	na	(0)	(0)
Interests expenses on lease liabilities	na	(31)	(31)	na	(29)	(29)

30 June data

	6M 2021			6M 2020 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	20,867	-	20,867	20,769	-	20,769
External purchases	(8,733)	(4)	(8,736)	(8,546)	-	(8,546)
Other operating income	322	-	322	271	-	271
Other operating expense	(227)	(68)	(295)	(274)	(174)	(448)
Labor expenses	(4,373)	(48)	(4,421)	(4,342)	(33)	(4,376)
Operating taxes and levies	(1,188)	(31)	(1,219)	(1,232)	-	(1,232)
Gains (losses) on disposal of fixed assets, investments and activities	na	12	12	na	59	59
Restructuring costs	na	(245)	(245)	na	(13)	(13)
Depreciation and amortization of financed assets	(41)	-	(41)	(22)	-	(22)
Depreciation and amortization of right-of-use assets	(731)	-	(731)	(652)	-	(652)
Impairment of right-of-use assets	-	(60)	(60)	-	(6)	(6)
Interests expenses on liabilities related to financed assets	(1)	1	na	(1)	1	na
Interests expenses on lease liabilities	(58)	58	na	(58)	58	na
EBITDAaL	5,837	(385)	na	5,914	(109)	na
Significant litigation	(89)	89	na	(169)	169	na
Specific labour expenses	(41)	41	na	(28)	28	na
Fixed assets, investments and business portfolio review	12	(12)	na	59	(59)	na
Restructuring program costs	(305)	305	na	(19)	19	na
Acquisition and integration costs costs	(20)	20	na	(10)	10	na
Interests expenses on liabilities related to financed assets	na	(1)	(1)	na	(1)	(1)
Interests expenses on lease liabilities	na	(58)	(58)	na	(58)	(58)

Appendix 3: economic CAPEX to investments in property, plant and intangible investment

In millions of euros	2Q 2021	2Q 2020 historical basis	6M 2021	6M 2020 historical basis
eCAPEX	2,085	1,576	3,845	3,156
Elimination of proceeds from sales of property, plant and equipment and intangible assets	29	15	48	197
Telecommunication licenses	15	41	293	42
Financed assets	3	59	23	117
Investments in property, plant and equipment and intangible assets	2,132	1,691	4,208	3,513

Appendix 4: key performance indicators

In thousand, at the end of the period	30 June 2021	30 June 2020
Number of convergent customers	11,185	10,814
Number of mobile accesses (excluding MVNOs) (1)	218,401	207,956
o/w	Mobile accesses of convergent customers	20,160	19,233
Mobile only accesses	198,241	188,722
o/w	Contract customers	78,800	75,094
Prepaid customers	139,601	132,862
Number of fixed accesses (2)	44,770	45,120
Number of fixed retail accesses	29,316	29,322
Number of fixed broadband accesses	22,095	20,971
o/w	Accesses with very high-speed broadband	10,742	8,421
Accesses of convergent customers	11,185	10,814
Fixed only accesses	10,910	10,158
Number of fixed narrowband accesses	7,222	8,351
Number of fixed wholesale accesses	15,453	15,797
Group total accesses (1+2)	263,171	253,076

2020 data is presented on a comparable basis.

Key indicators by country are presented in the "Orange investors data book Q2 2021", available on www.orange.com, under Finance/Results:

https://www.orange.com/en/latest-consolidated-results

Appendix 5: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

eCAPEX or "economic CAPEX": (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Organic Cash Flow (telecom activities): for the perimeter of the telecom activities, this corresponds to the net cash provided by operating activities, minus (i) lease liabilities repayments and debts related to financed assets repayments, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding effect of telecommunication licenses paid and significant litigations paid or received. Organic Cash Flow (telecom activities) is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Convergence

The customer base and the revenues invoiced to convergence services customers (excluding equipment sales) was for convergent offers defined as the combination of, at a minimum, a fixed broadband access and a mobile contract subscribed by retail market customers.

Convergent ARPO: the average quarterly revenues per convergent offer (ARPO) is calculated by dividing revenues from retail convergent services offers invoiced to customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Performance indicators

The fixed retail accesses correspond to the number of fixed broadband accesses (xDSL (ADSL and VDSL), FTTx, cable, Fixed-4G (fLTE) and other broadband accesses (satellite, Wimax and others)) and fixed narrowband accesses (mainly PSTN) and payphones.

The fixed wholesale accesses correspond to the number of fixed broadband and narrowband wholesale accesses operated by Orange.

Mobile Only services

Revenues from Mobile Only services consists of revenues invoiced to customers of mobile offers excluding retail convergence and equipment sales. The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile Only ARPO: the average quarterly revenues from Mobile Only (ARPO) is calculated by dividing the revenue from Mobile Only services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile Only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile Only customer.

Fixed Only services

Revenues from Fixed Only services include the revenue of fixed services excluding retail convergence and equipment sales: traditional fixed-line telephony, fixed broadband and enterprise solutions and networks (with the exception of France, where enterprise solutions and networks are listed under the Enterprise segment). For the Enterprise segment, fixed-only service revenues include sales of network equipment related to the operation of voice and data services. The customer base consists of fixed-line telephony and fixed broadband customers, excluding retail convergence customers.

Fixed Only Broadband ARPO: the average quarterly revenues from Fixed Only Broadband (ARPO) is calculated by dividing the revenue from Fixed Only Broadband services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed Only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed Only Broadband customer.

IT & integration services

Revenues from IT and integration services include revenue from unified communication and collaboration services (Local Area Network and telephony, consulting, integration, project management and video conferencing offers), hosting and infrastructure services (including cloud computing), application services (customer relations management and other application services), security services, machine-to-machine services (excluding connectivity), as well as equipment sales for the products and services above.

Wholesale

Revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fiber access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

[1] Unless otherwise stated, the changes presented in this press release are on a comparable basis.

[2] Mobile revenues include mobile services and mobile equipment sales invoiced to businesses and incoming mobile traffic from businesses invoiced to other carriers.

ORANGE

Date: July 29, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations